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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period March 6, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO Name: Giorgio Spriano Title: Head of Company Secretariat

Date: March 6, 2002

PRESS RELEASE

    •    Sanpaolo IMI sells its stake in Banca Finconsmo SpA to Santander Central Hispano

    •    New agreements in Asset Management

        Turin, March 3, 2003—Sanpaolo IMI and Santander Central Hispano, that jointly participate in Finconsumo, have reached an agreement for the sale of the Italian Banking Group's stake in Finconsumo to Santander Central Hispano.

        The sale of 50% of Banca Finconsumo, which is part of the rationalisation of the respective shareholdings, will determine a total gross capital gain of 123 million euro.

        The agreement involves the purchase of a 20% stake at a total price of 60 million euro. Regarding the remaining 30%, the agreement establishes a put option in favour of Sanpaolo IMI and a call option in favour of Santander Central Hispano, exercisable starting from the end of 2003 for a period of twelve months, at a total price of 80 million euro.

        The agreement is conditional on the necessary authorisation from the competent regulatory authorities.

        Sanpaolo IMI and Santander Central Hispano renew their intent of pursuing their industrial cooperation and to this end announce to have reached an agreement for the development of a pan-European initiative in the wholesale distribution of third party funds.

        The agreement is based on the establishment of a pan-European joint venture between the two banking Groups and as a consequence SANPAOLO IMI will acquire 50% of ALLFUNDS BANK, S.A. ("AFB"), subsidiary of Santander Central Hispano.

        Allfunds Bank is a platform which offers access to third party funds to institutional clients, mostly distributors such as commercial banks, savings banks and brokers, as well as asset managers. AFB has, in Spain, a 40% market share in its segment.

        Sanpaolo IMI considers the AFB agreement interesting because it allows to enter a new business area (access to third party funds) and it reinforces Sanpaolo IMI Wealth Management role as a supplier of integrated solutions—products/services—to retail and institutional clients through Group distribution network and extra-captive channels.

        Sanpaolo IMI and Santander Central Hispano intend to develop the joint venture so as to consolidate a leading pan-European presence, consequently, both parties will try to identify new potential strategic partners in key European markets.

Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Anna Monticelli	+39 011 555 2526
Alessia Allemani	+39 011 555 6147
Fax	+39 011 555 2989
e-mail	investor.relations@sanpaoloimi.com

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SIGNATURES
PRESS RELEASE